UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2008
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(Note 1)		(Note 1)
	$	$	$	$
REVENUES
Time charter revenues ($3.0 million, $4.8 million, $5.9 million and $7.4 million, respectively, from related parties) (note 6d)	16,269	7,935	32,422	15,804
Pool revenues (note 6f)	20,013	—	36,501	—
Voyage charter revenues	—	29,473	851	61,459

Total revenues	36,282	37,408	69,774	77,263

OPERATING EXPENSES
Voyage expenses (notes 6e and 6f)	709	10,869	817	21,611
Vessel operating expenses	7,650	5,172	14,354	10,115
Depreciation and amortization	5,559	3,905	11,203	7,809
General and administrative expenses ($1.3 million, $3.3 million, $2.7 million and $6.5 million, respectively, from related parties) (notes 6a, 6b and 6e)	1,670	3,260	3,571	6,515

Total operating expenses	15,588	23,206	29,945	46,050

Income from vessel operations	20,694	14,202	39,829	31,213

OTHER ITEMS
Interest gain (expense) ($0.1 million, $0.6 million, $1.2 million and $1.2 million, respectively, from related parties) (includes $5.4 million, $nil, $1.0 million and $nil, respectively, of unrealized gains related to an interest rate swap) (notes 4 and 6c)	1,716	(1,789)	(6,984)	(3,316)
Interest income	225	—	290	—
Other expense — net	(7)	(2)	(13)	(1)

Total other items	1,934	(1,791)	(6,707)	(3,317)

Net income	22,628	12,411	33,122	27,896

Per common share amounts:
• Basic and diluted earnings (note 7)	0.89	0.83	1.28	1.86
• Cash dividends declared	0.70	—	0.815	—

Weighted-average number of common shares outstanding:
• Basic and diluted (note 7)	25,000,000	15,000,000	25,000,000	15,000,000

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30,	December 31,
	2008	2007
		(Note 1)
	$	$
ASSETS
Current
Cash and cash equivalents	19,706	34,839
Due from Pools, net (note 6f)	18,650	1,711
Accounts receivable (including $nil and $2.4 million for 2008 and 2007, respectively, from related parties)	4,742	2,528
Due from affiliates	—	131,757
Prepaid expenses	1,969	2,403
Other assets	294	10

Total current assets	45,361	173,248

Vessels and equipment (note 3)
At cost, less accumulated depreciation of $92.8 million (2007 - $83.3 million)	441,135	446,541

Due from Pools (note 6f)	2,025	775
Other non-current assets	2,064	1,956
Goodwill (note 1)	4,670	4,670

Total assets	495,255	627,190

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	1,905	777
Accrued liabilities	7,755	4,441
Current portion of long-term debt (note 3)	3,600	3,600
Current portion of derivative instruments (note 4)	1,789	894
Advances from affiliates (note 6c)	3,094	—
Other	451	451

Total current liabilities	18,594	10,163

Long-term debt (note 3)	317,028	328,507
Derivative instruments (note 4)	5,970	6,921
Other	822	1,048

Total liabilities	342,414	346,639

Commitments and contingencies (note 3)
Stockholders’ equity
Dropdown Predecessor equity (note 1)	—	131,757
Common stock and additional paid-in capital (300 million shares authorized; 12.5 million Class A and 12.5 million Class B shares issued and outstanding as of June 30, 2008 and December 31, 2007) (note 5)	181,245	180,915
Accumulated deficit	(28,404)	(33,033)
Accumulated other comprehensive income	—	912

Total stockholders’ equity	152,841	280,551

Total liabilities and stockholders’ equity	495,255	627,190

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2008	2007
	(Note 1)
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	33,122	27,896
Non-cash items:
Depreciation and amortization	11,203	7,809
Unrealized gain on derivative instruments	(969)	—
Debt issuance cost amortization and other	(57)	182
Change in non-cash working capital items related to operating activities	(14,408)	759
Expenditures for drydocking	(1,995)	—

Net operating cash flow	26,896	36,646

FINANCING ACTIVITIES
Proceeds from long-term debt	115,000	202,080
Repayments of long-term debt	(16,800)	(187,098)
Proceeds from long-term debt of Dropdown Predecessor	44,027	—
Repayment of long-term debt of Dropdown Predecessor	(153,656)	—
Debt issuance costs	(276)	(213)
Share issuance costs	(1,130)	—
Cash dividends paid	(20,375)	—
Net advances to affiliates	(9,002)	(835)
Contribution (return) of capital	1,020	(50,334)

Net financing cash flow	(41,192)	(36,400)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(837)	(246)

Net investing cash flow	(837)	(246)

Decrease in cash and cash equivalents	(15,133)	—
Cash and cash equivalents, beginning of the period	34,839	—

Cash and cash equivalents, end of the period	19,706	—

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation and Nature of Operations
During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation (the Company), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers. Prior to the closing of the Company’s initial public offering (or IPO) on December 18, 2007, a subsidiary of Teekay Corporation transferred nine wholly owned subsidiaries to the Company, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a non-interest bearing promissory note.
The results of the operations and financial position prior to the IPO are collectively referred to as Teekay Tankers Predecessor or the Predecessor. The accounts of the Predecessor consist of the nine wholly owned subsidiaries transferred to the Company and any other transactions specifically attributable to the nine vessels that were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to the Company. These transfers represent a reorganization of entities under common control and have been recorded at historical cost. The combined carve-out financial statements for the periods prior to December 18, 2007, reflect the combined carve-out financial position, results of operations and cash flows of the Predecessor. All references in these financial statements to “consolidated financial statements” refer to consolidated financial statements for the periods subsequent to December 17, 2007 and combined carve-out financial statements for periods prior to December 18, 2007, respectively.
Teekay Corporation uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to the Predecessor’s vessels before the IPO were co-mingled with other funds in accounts that were owned by companies other than Teekay Tankers Ltd. or the nine wholly owned subsidiaries historically included in the Predecessor and transferred to the Company. Consequently, for periods preceding the IPO, any cash transactions made on behalf of the nine wholly owned subsidiaries are reflected as increases or decreases of advances from affiliates, and any cash transactions attributable to vessels that were made by other Teekay subsidiaries are reflected as increases or decreases in owner’s equity.
Two of the Predecessor’s wholly owned subsidiaries were capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these intercompany loans were used to finance the acquisition of the vessels. For periods preceding the IPO, interest expense includes the allocation of interest to the Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. In addition, the combined carve-out financial statements reflect interest on external loans of the two wholly owned subsidiaries and other external loans that are directly attributable to the two vessels.
In the preparation of the combined carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. For periods preceding the IPO, general and administrative expenses of Teekay Corporation have been apportioned to Teekay Corporation’s spot tanker segment and fixed-rate tanker segment, which includes, among other vessels, the Predecessor’s nine vessels, based on estimated use of corporate resources. The resulting amounts were partially allocated to the Predecessor, for each of the periods preceding the IPO, based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation’s spot tanker segment and fixed-rate tanker segment. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor, as described below (collectively, the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay Corporation to the Predecessor and the Dropdown Predecessor and such estimates may not be reflective of actual results.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007. As discussed below, the comparative December 31, 2007 balances have been retroactively adjusted to reflect the Dropdown Predecessor. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation or combination. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
As required by Statement of Financial Accounting Standards No. 141, the Company accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation and Nature of Operations (cont’d)
The excess of the proceeds paid, if any, by the Company over Teekay Corporation’s historical cost is accounted for as a return of capital to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were under the common control of Teekay Corporation and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.
In April 2008, the Company acquired from Teekay Corporation the Ganges Spirit and the Narmada Spirit. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under a time-charter contract on the Narmada Spirit. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Company’s balance sheet as of December 31, 2007 and statements of income and cash flows for the three and six months ended June 30, 2008 reflect these vessels and its related operations, referred to herein as the Dropdown Predecessor, as if the Company had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on August 1, 2007. The effect of adjusting the Company’s financial statements to account for this common control exchange increased the Company’s goodwill by $4.7 million and vessels and equipment of $181.1 million as of August 1, 2007 and net income for the three and six months ended June 30, 2008 by $0.3 million and $1.1 million, respectively. The adjustment for the Dropdown Predecessor increased the Company’s voyage revenues for the three and six months ended June 30, 2008 by $0.5 million and $7.3 million, respectively.
The consolidated financial statements reflect the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, the Dropdown Predecessor includes debt of Teekay Corporation which has been recorded on a pushed-down  basis having a principal amount of $183.0 million as at December 31, 2007. Teekay Corporation had issued debt to finance substantially all the acquisition price of 50% of OMI Corporation and as the Dropdown Predecessor is a component of this purchase, the debt has been recorded as debt of the predecessor to the extent it related to the purchase of the two vessels in the Dropdown Predecessor. This debt was partially repaid by the Dropdown Predecessor with the remaining debt of approximately $108.1 million being repaid on the date of the dropdown. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation based upon the weighted-average outstanding balance of the push-down debt and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans. Management believes these allocations reasonably presents the general and administrative expenses and interest expense of the Dropdown Predecessor.
Certain of the accompanying consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items is discussed above. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.
2.	Fair Value Measurements
Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (SFAS No. 157). In accordance with the Financial Accounting Standards Board (or FASB) Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), the Company will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	June 30, 2008
	Asset / (Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreement (1)	(7,759)	—	(7,759)	—

(1)
The fair value of the Company’s interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates, and the current credit worthiness of both the Company and the swap counterparty. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
3.	Long-Term Debt

	June 30, 2008	December 31, 2007
	$	$

USD-denominated Revolving Credit Facility due 2017	287,328	114,000
USD-denominated Term Loan due through 2017	33,300	35,100
Long-term debt of Dropdown Predecessor (Note 1)	—	183,007

	320,628	332,107
Less current portion	3,600	3,600

Total	317,028	328,507

As of June 30, 2008, the Company had one long-term revolving credit facility (or the Revolver) available, which, as at such date, provided for borrowings of up to $343.0 million, of which $55.7 million was undrawn. The total amount available under the Revolver reduces by a semi-annual amount of $18.9 million commencing in 2012, and the Revolver matures in 2017. Interest payments are based on LIBOR plus a margin of 0.60%. As at June 30, 2008, the interest rate on the Revolver was 3.06%. The Revolver is collateralized by first-priority mortgages granted on nine of the Company’s vessels, together with other related collateral, and includes a guarantee from the Company for all outstanding amounts. The Revolver requires that the Company and certain of its subsidiaries maintain liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of greater of $35.0 million and 5.0% of the Company’s total debt.
As at June 30, 2008, the Company had one term loan outstanding in the amount of $33.3 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other related collateral. The term loan is guaranteed by Teekay Corporation.
The aggregate annual long-term debt principal repayments required to be made by the Company under the Revolver and term loan subsequent to June 30, 2008 are $1.8 million (remainder of 2008), $3.6 million (2009), $3.6 million (2010), $3.6 million (2011), $3.6 million (2012) and $304.4 million (thereafter).
The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2008 was 3.16% (December 31, 2007 – 5.49%). This rate does not reflect the effect of the interest rate swap (see Note 4).
4.	Derivative Instruments and Hedging Activities
The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its USD LIBOR denominated borrowings. Unrealized gains or losses relating to the change in fair value of the Company’s interest rate swap has been reported in interest expense in the unaudited consolidated statements of income. During the three and six months ended June 30, 2008 the Company recognized unrealized gains of $5.4 million and $1.0 million, respectively, relating to the changes in fair value of its interest rate swap. The following summarizes the Company’s derivative position as at June 30, 2008:

Fair Value /
			Carrying	Weighted-
			Amount	Average	Fixed
	Interest	Principal	Asset /	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(Years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(7,759)	9.3	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of June 30, 2008 was 0.6%.
The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
5.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at June 30, 2008 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share, while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at June 30, 2008 and December 31, 2007, the Company had 12,500,000 shares of Class A common stock, 12,500,000 shares of Class B common stock and no shares of preferred stock issued and outstanding.
Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock shall be entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.
Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.
Shares of the Company’s Class A common stock are not convertible into any other shares of the Company’s capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. In addition, (a) upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation or any of its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets, such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer and (b) all shares of Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of common stock. Any such conversions will be effected on a one-for-one basis.
Prior to the closing of the Company’s IPO on December 18, 2007, a subsidiary of Teekay Corporation transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note.
As at June 30, 2008, the Company had reserved under its 2007 Long-Term Incentive Plan 1,000,000 shares of Class A common stock for issuance pursuant to awards that may be granted.
6.	Related Party Transactions
a.
Prior to the IPO, the Predecessor’s vessels were managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Predecessor incurred general and administrative expenses of $1.2 million and $2.4 million for the three and six months ended June 30, 2007.

b.
During the three and six months ended June 30, 2007, $2.1 million and $4.1 million, respectively, of general and administrative expenses attributable to the operations of the Predecessor prior to the IPO were incurred by Teekay Corporation and have been allocated to the Predecessor. During the three and six months ended June 30, 2008, zero and $0.3 million, respectively, of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company.

c.
During the three and six months ended June 30, 2007, $0.6 million and $1.2 million, respectively, of interest expense was incurred on loans advanced from Teekay Corporation and its subsidiaries to the Predecessor prior to the IPO. Interest expense was allocated to the Predecessor based upon the weighted-average outstanding balance of these loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans. The amounts due to affiliates at June 30, 2008 are without interest or stated terms of repayment. During the three and six months ended June 30, 2008, $0.1 million and $1.2 million, respectively, of interest expense attributable to the Dropdown Predecessor was incurred by Teekay Corporation and has been allocated to the Company.

d.
During the three and six months ended June 30, 2008 and 2007, $3.0 million, $5.9 million, $4.8 million and $7.4 million, respectively, of revenues were earned from Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% beneficial interest.

e.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation, the Company incurred management fees of $1.7 million and $2.8 million for the three and six months ended June 30, 2008 for commercial, strategic, technical and administrative services. The management fee includes $0.4 million for commercial services for the three and six months ended June 30, 2008, which have been recorded as voyage expenses. The management agreement provides for payment to Teekay Tankers Management Services of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s outstanding common stock (or the Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Threshold. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may have taken during the applicable fiscal period that have not already reduced the Cash Available for Distribution. No performance fees were payable by the Company for the three months and six months ended June 30, 2008.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
6.	Related Party Transactions (cont’d)
f.
Pursuant to pool agreements with Teekay Chartering Limited and Gemini Tankers LLC, both wholly owned subsidiaries of Teekay Corporation (collectively the Pool Managers), the Company incurred pool management fees during the three and six months ended June 30, 2008, of $0.5 million and $0.9 million, respectively. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as voyage revenues. For the three and six months ended June 30, 2008, the Company’s allocation from the pools was net of $8.8 million and $18.3 million of voyage expenses.

As of June 30, 2008, the Company had advanced $2.0 million to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.

g.
On April 7, 2008, the Company acquired two double-hull Suezmax-class oil tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a pooling of interest basis. Debt with a principal amount of $73.3 million recorded in the Dropdown Predecessor was assumed on the acquisition. Additional cash payments of $115.0 million were recorded as a reduction of the push-down debt of $108.1 million and a return of capital to Teekay Corporation of $6.9 million, representing the excess of the purchase price over the historical book value of the Dropdown Predecessor. The cash was obtained by drawing funds available under the Company’s revolving credit facility. The Ganges Spirit is employed on its pre-existing time-charter contract that expires in May 2012 and the Narmada Spirit is currently employed in spot market trading.

The Company’s financial statements prior to the date the interests in these two vessels were actually acquired are retroactively adjusted to include the results of these vessels during the periods the vessels were operating under the common control of Teekay Corporation. The Company earned voyage revenues of $9.9 million and $16.7 million, respectively, for the three and six months ended June 30, 2008 (including voyage revenues earned prior to Company’s acquisition of the vessels – see Note 1). See Note 7 for net income attributable to the Dropdown Predecessor and common stockholders for the three and six months ended June 30, 2008.

7.	Earnings Per Share
Earnings per share is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor by the weighted-average number of shares outstanding during the applicable period. For periods prior to December 18, 2007, such shares are deemed equal to the 15,000,000 common shares received by Teekay Corporation in exchange for net assets contributed by it to the Company in connection with the IPO.

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
	$	$	$	$
Net income	22,628	12,411	33,122	27,896
Net income attributable to the Dropdown Predecessor	298	—	1,110	—

Net income available for common stockholders	22,330	12,411	32,012	27,896

Weighted-average number of common shares	25,000,000	15,000,000	25,000,000	15,000,000

Common stock and common stock equivalents	25,000,000	15,000,000	25,000,000	15,000,000

Earnings per common share:
- Basic and diluted	0.89	0.83	1.28	1.86
8.	Supplemental Cash Flow Information
In April 2008, the Dropdown Predecessor declared a non-cash dividend of $141.2 million to Teekay Corporation to reduce receivables from Teekay Corporation.
9.	Recent Accounting Pronouncement
In October 2008, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Company’s consolidated financial statements.

TEEKAY TANKERS LTD.
June 30, 2008
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
We are a Marshall Islands corporation that was formed by Teekay Corporation to acquire from it a fleet of nine double-hull Aframax-class oil tankers in connection with our initial public offering in December 2007. Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters or hedging (through financial instruments such as freight forward agreements) to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. As at August 1, 2008, we owned nine Aframax-class tankers and two Suezmax-class tankers. Four of our Aframax tankers currently operate under fixed-rate time-charter contracts with our customers, of which two charters expire in 2009 and two in 2010. Our remaining five Aframax tankers currently participate in an Aframax pooling arrangement operated by Teekay Chartering Limited, a subsidiary of Teekay Corporation. As of August 1, 2008, this pooling arrangement included 44 tankers. One of our Suezmax tankers participates in the Gemini Pool, a Suezmax pool arrangement operated by a subsidiary of Teekay Corporation which primarily employs Suezmax tankers on spot market voyage charters. The remaining Suezmax tanker operates under a fixed-rate time-charter contract that includes a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. This time charter contract expires in 2012.
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution (which represents our net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items), subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of our business. No reserves had been determined as at June 30, 2008.
In connection with our initial public offering, Teekay Corporation contributed to us nine wholly owned subsidiaries, each of which owns one Aframax-class tanker. These transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to us, Teekay Corporation transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the public offering, were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to us are collectively referred to as Teekay Tankers Predecessor or the Predecessor.
Significant Developments in 2008
On April 7, 2008, we acquired two double-hull Suezmax tankers from Teekay Corporation, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, for a total cost of $186.9 million, excluding $1.4 million for working capital assumed. These acquisitions were accounted for as reorganizations of entities under common control and accounted for using the pooling of interests method. These acquisitions (collectively the 2008 Suezmax Additions) were financed by assuming existing debt of $73.3 million related to the vessels and utilizing our revolving credit facility for the remainder of the purchase price. The 2008 Suezmax Additions were originally acquired by Teekay Corporation on August 1, 2007 and their operating results have been recorded within the consolidated financial statements of the Company since that date.
In connection with our initial public offering, Teekay Corporation agreed to offer us, prior to July 2009, the right to purchase an additional two existing Suezmax tankers at the fair market value of each such tanker at the time of the offer. We anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These tankers may include crude oil and product tankers.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.

Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interest in vessels acquired from Teekay Corporation for all periods the vessels were under common control. On April 7, 2008, we acquired the Ganges Spirit and the Narmada Spirit from Teekay Corporation. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our statements of income for the three and six months ended June 30, 2008 reflect these vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These two vessels were acquired and began operations under the ownership of Teekay Corporation on August 1, 2007.

•
Our financial results reflect changes in our capital structure. The ship-owning subsidiaries for seven of the eleven vessels in our fleet were borrowers under a revolving credit facility along with other subsidiaries of Teekay Corporation. This facility, which was repaid prior to our initial public offering, was previously used in part for corporate-related investments of Teekay Corporation. Consequently, the amount outstanding under this facility fluctuated significantly during the period from January 1, 2007 to December 18, 2007 and our historical interest expense is not necessarily indicative of our interest expense following our initial public offering.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•
Our general and administrative expenses are affected by our Management Agreement and costs we incur from being a public company. In connection with our initial public offering, we entered into a long-term management agreement (the Management Agreement) with Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation (or our Manager). Under this agreement, our Manager provides to us commercial, technical, administrative and strategic services. We pay a market-based fee for these services. Our general and administrative expenses prior to our initial public offering reflect an allocation of general and administrative expenses from Teekay Corporation. This allocation was not equivalent to a market-based fee and, thus, our general and administrative expenses for periods preceding our initial public offering may not reflect what we incur following the public offering. We expect that the annual expenses we incur after our initial public offering under the Management Agreement for commercial, technical, administrative and strategic services will be lower than our general and administrative expenses for comparable periods prior to our initial public offering. However, we may incur additional general and administrative expenses as a result of our Manager being entitled to a performance fee under the Management Agreement under certain circumstances. Please read Note 6(e) to our consolidated financial statements included in this Report. In addition, we are also incurring additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to stockholders and SEC filings, investor relations, The New York Stock Exchange annual listing fees and tax compliance expenses.

•
Our vessel operating expenses are facing industry-wide cost pressures.  The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crew wage increases during 2007 and the first half of 2008. We expect the trend of increasing crew compensation to continue during the remainder of 2008.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. One of our vessels, the Nassau Spirit, was in drydock from March 2008 to June 2008. None of our vessels were in drydock during 2007.

Results of Operations
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2007. In accordance with United States generally accepted accounting principals (or U.S. GAAP), we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two main reasons for this. First, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Second, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.

The following table presents our operating results for the three and six months ended June 30, 2008 and 2007, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable U.S. GAAP financial measure.

	Three Months Ended			Six Months Ended
(in thousands of U.S.	June 30,			June 30,
dollars except percentages)	2008	2007	% Change	2008	2007	% Change
Revenues	36,282	37,408	(3.0)	69,774	77,263	(9.7)
Voyage expenses	709	10,869	(93.5)	817	21,611	(96.2)

Net voyage revenues	35,573	26,539	34.0	68,957	55,652	23.9
Vessel operating expenses	7,650	5,172	47.9	14,354	10,115	41.9
Depreciation and amortization	5,559	3,905	42.4	11,203	7,809	43.5
General and administrative	1,670	3,260	(48.8)	3,571	6,515	(45.2)

Income from vessel operations	20,694	14,202	45.7	39,829	31,213	27.6

Interest gain (expense)	1,716	(1,789)	(195.9)	(6,984)	(3,316)	110.6
Interest income	225	—	—	290	—	—
Other expense — net	(7)	(2)	250.0	(13)	(1)	1,200.0

Net income	22,628	12,411	82.3	33,122	27,986	18.4

Three and Six Months Ended June 30, 2008 versus Three and Six Months Ended June 30, 2007
Tanker Market
Crude tanker spot rates increased significantly during the second quarter of 2008, rising to levels not experienced since record high rates during the fourth quarter of 2004. This counter-seasonal strength in tanker rates was primarily driven by continued growth in oil demand from energy-intensive economies in Asia and higher oil production from OPEC suppliers during the quarter, which resulted in increased tanker tonne-mile demand. Spot rates early in the third quarter of 2008 have been volatile but have averaged higher than in the second quarter of 2008, as Saudi Arabia continues to increase output and Asian refineries have come back on-line following maintenance.
In the first half of 2008, Chinese crude imports averaged 3.6 million barrels per day, which was 11 percent higher than for the same period in the prior year. Thirty-five percent of Chinese import volumes were sourced from long-haul suppliers in the Atlantic basin, further increasing tanker tonne-mile demand.
The trend of tanker sales for conversion to offshore units and dry bulk vessels increased during the quarter and continues to dampen tanker supply growth. Record-high scrap steel prices have also led to an increase in oil tankers being sold for demolition. Overall, the world tanker fleet grew by only 1.6 percent during the first half of 2008, the slowest rate since 2002. In addition, increased discrimination against single-hull tankers, a series of port strikes at Fos-Lavera in the Mediterranean, and Iran using VLCCs and Suezmax tankers for floating storage, contributed to higher tanker freight rates during the quarter by reducing the effective supply of vessels.
Fleet and TCE Rates
At June 30, 2008, we owned nine Aframax-class and two Suezmax-class oil tankers. In April 2008, we acquired the Suezmax tankers Ganges Spirit and Narmanda Spirit. However, as a result of the inclusion of the Dropdown Predecessor, the Ganges Spirit and the Narmada Spirit have been included for accounting purposes in our results as if they were acquired on August 1, 2007, when they were acquired and began operations as conventional tankers for Teekay Corporation. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above.
The following table outlines TCE rates earned by our vessels, including the Dropdown Predecessor, for the three and six months ended June 30, 2008 and 2007.

	Three Months Ended June 30, 2008			Three Months Ended June 30, 2007

	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues (1)	Days	Day (1)	Revenues	Days	Day
	(in thousands)			(in thousands)
Voyage-charter contracts — Aframax	$14,426	329	$43,828	$18,742	546	$34,325
Voyage-charter contracts — Suezmax	6,166	91	67,755	—	—	—
Time-charter contracts — Aframax	12,303	394	31,226	7,797	273	28,561
Time-charter contracts — Suezmax	3,855	91	42,366	—	—	—

Total	$36,750	905	$40,601	$26,539	819	$32,404

(1)	Excludes $0.5 million of management fees payable by us for participating in the pooling arrangements managed by subsidiaries of Teekay Corporation and $0.6 million in commissions.

	Six Months Ended June 30, 2008			Six Months Ended June 30, 2007
			TCE per	Net
	Net		Revenue	Voyage		TCE per
	Voyage	Revenue	Day (1)	Revenues	Revenue	Revenue
	Revenues (1)	Days	$	Days	Days	Day
	(in thousands)			(in thousands)
Voyage-charter contracts — Aframax	$28,267	711	$39,760	$40,060	1,078	$37,147
Voyage-charter contracts — Suezmax	10,136	182	55,691	—	—	—
Time-charter contracts — Aframax	25,605	809	31,636	15,592	542	28,752
Time-charter contracts — Suezmax	6,706	182	36,846	—	—	—

Total	$70,714	1,884	$37,528	$55,652	1,620	$34,338

(1)	Excludes $1.0 million of management fees payable by us for participating in the pooling arrangements managed by subsidiaries of Teekay Corporation and $0.7 million in commissions.

Net Voyage Revenues. Net voyage revenues increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $9.7 million and $16.5 million due to the 2008 Suezmax Additions and the Dropdown Predecessor; and

•	increases of $3.3 million and $1.0 million, respectively, from an increase in average TCE rates earned by our vessels operating on spot-market-based voyage charters and time-charter contracts;
partially offset by
•	a decrease of $3.7 million due to 85 offhire days incurred in 2008 from the scheduled drydock of the Nassau Spirit, drydocking was completed in June 2008; and

•	a decrease of $0.7 million due to 16 offhire days incurred in 2008 for vessel repairs to the Sotra Spirit.
The scheduled drydock of the Nassau Spirit was longer than a typical drydock primarily due to extensive steel work performed.
Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $1.2 million and $2.3 million, respectively, due to the 2008 Suezmax Additions and the Dropdown Predecessor;

•	increases of $0.6 million and $1.3 million, respectively, primarily from increased wage levels; and

•	increases of $0.7 million and $0.6 million, respectively, from increases in repairs and maintenance.
Depreciation and Amortization. Depreciation and amortization increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $2.1 million and $4.3 million due to the 2008 Suezmax Additions and the Dropdown Predecessor;
partially offset by
•
decreases of $0.5 million and $1.0 million, respectively, due to an increase in the estimated residual value of our vessels for accounting purposes, which was primarily driven by increases in steel prices.

General and Administrative Expenses. General and administrative expenses decreased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	net decreases of $2.0 million and $3.6 million, respectively, from our entering into the Management Agreement with Teekay Corporation in December 2007;
partially offset by
•	increases of $0.3 million and $0.5 million, respectively, due to associated public company costs in 2008.
Interest Gain (Expense). Interest gain was $1.7 million and interest expense was $7.0 million, respectively, for the three and six months ended June 30, 2008, compared to interest expense of $1.8 million and $3.3 million for the same periods last year. The change in interest expense was primarily due to:
•	decreases of $5.4 million and $1.0 million, respectively, for the three and six months ended June 30, 2008, relating to the change in fair value of our interest rate swap;
partially offset by
•
increases of $1.9 million and $4.6 million, respectively, for the three and six months ended June 30, 2008, due to an increase in the weighted-average outstanding balance under revolving credit facilities during the three and six months ended June 30, 2008 compared to same periods in 2007. This increase was partially due to net debt we incurred relating to the 2008 Suezmax Additions and the Dropdown Predecessor.

We have not designated our interest rate swap as a cash flow hedge and as such, the unrealized changes in fair value of the swap are reflected in interest gain (expense) in our consolidated statements of income.
Net Income. As a result of the foregoing factors, net income was $22.6 million and $33.1 million, respectively, for the three and six months ended June 30, 2008, compared to $12.4 million and $27.9 million for the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at June 30, 2008, our total cash and cash equivalents was $19.7 million. Our total liquidity, including cash and undrawn credit facilities, was $75.4 million as at June 30, 2008, down from $149.8 million as at December 31, 2007. The change in liquidity was mainly the result of utilizing availability under our revolving credit facility for the acquisition of the two Suezmax vessels in April 2008, the prepayment of long-term debt and the payment of dividends, partially offset by net operating cash flow. We believe that our working capital is sufficient for our present requirements.
Our spot market operations contribute to the volatility of our net operating cash flow, and, thus, our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter (subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business), we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels that Teekay Corporation has agreed to offer to us prior to July 2009.
As at June 30, 2008, our revolving credit facility provided for borrowings of up to $343.0 million, of which $55.7 million was undrawn. The amount available under this credit facility decreases by a semi-annual amount of $18.9 million commencing in 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers have been financed with a term loan that bears interest at a rate of 4.06%. As of June 30, 2008, the balance of this term loan was $33.3 million. The loan requires $0.9 million in quarterly principal payments.
All of our vessel financings are collateralized by the applicable vessels. The term loan used to finance two of our Aframax tankers and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;

•	making certain negative pledges or granting certain liens; and

•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain liquidity (i.e. cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of greater of $35.0 million and 5.0% of our total debt. As at June 30, 2008, we were in compliance with all of our covenants under our credit facilities.
If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:
•	declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and

•	foreclose on any of our vessels or other assets securing the related loans.
In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect.
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read Item 3 – Quantitative and Qualitative Disclosures About Market Risk.
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended	Six Months Ended
	June 30, 2008	June 30, 2007
	(in thousands)	(in thousands)
Net operating cash flows	$26,896	$36,646
Net financing cash flows	(41,192)	(36,400)
Net investing cash flows	(837)	(246)

Operating Cash Flows
Net cash flow from operating activities decreased to $26.9 million for the six months ended June 30, 2008, from $36.7 million for the same period in 2007, primarily due to an increase in drydocking expenditures, the reduction in revenue from one of our vessels being in drydock from March 2008 to June 2008, working capital advances to the managers of the pooling arrangements in which some of our vessels participate, and the timing of our cash receipts and payments, partially offset by an increase in average spot market tanker rates and the 2008 Suezmax Additions and the Dropdown Predecessor. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be uneven between periods.
Financing Cash Flows
Prior to our initial public offering in December 2007, borrowings under a prior revolving credit facility and cash flow from operations were used by Teekay Corporation for general corporate purposes. In addition, prior to our initial public offering, Teekay Corporation paid for all repayments of long-term debt and investments in vessels and equipment.
During the six months ended June 30, 2008 we repaid $1.8 million of our term loan, prepaid $15.0 million of indebtedness under our revolving credit facility, and paid $1.1 million of share issuance costs relating to our initial public offering. Net proceeds from our revolving credit facility of $115.0 million were used to finance our acquisition of Ganges Spirit and Narmada Spirit, which is explained in more detail below.
In connection with the 2008 Suezmax Additions, our statement of cash flows was retroactively adjusted to include the cash flows of the Dropdown Predecessor for the period from August 1, 2007 through April 6, 2008. On April 7, 2008, cash payments of $115.0 million were made to Teekay Corporation to acquire the Ganges Spirit and the Narmada Spirit and were recorded as reductions of the push-down debt of the Dropdown Predecessor for $108.1 million and a return of capital to Teekay Corporation for $6.9 million.
During the six months ended June 30, 2008, the financing cash flows attributable to the Dropdown Predecessor consisted of $44.0 million of debt drawdowns, $153.7 million of push-down debt and revolving credit facility repayments as well as $9.0 million of loans to Teekay Corporation. In April 2008, the Dropdown Predecessor declared a non-cash dividend of $141.2 million to Teekay Corporation.
Dividends paid by us during the six months ended June 30, 2008 were $20.4 million, or $0.815 per share, for the period from December 18, 2007 to March 31, 2008. On August 5, 2008, we declared a cash dividend of $0.90 per share for the three months ended June 30, 2008, which was payable on August 22, 2008. We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors.
Investing Cash Flows
During each of the six-month periods ended June 30, 2008 and 2007, we incurred $0.8 million and $0.2 million, respectively, of vessel upgrade and equipment expenditures.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2008:

			2009	2011
		Remainder of	and	and
(in millions of U.S. dollars)	Total	2008	2010	2012	Beyond 2012

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	320.6	1.8	7.2	7.2	304.4

Total	320.6	1.8	7.2	7.2	304.4

(1)
Excludes expected interest payments of $5.1 million (second half of 2008), $19.8 million (2009 and 2010), $19.2 million (2011 and 2012) and $36.5 million (beyond 2012). Expected interest payments are based on LIBOR at June 30, 2008 plus a margin of 0.60% at June 30, 2008.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates   We prepare our consolidated financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2007.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended June 30, 2008 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil production;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;

•	the sufficiency of working capital for short-term liquidity requirements;

•	crewing costs for vessels;

•	the duration of drydockings;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations; and

•	the growth of global oil demand.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in the demand for oil transportation services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange, interest and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2007. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
JUNE 30, 2008
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation or freight forward agreements to manage spot tanker market fluctuations, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at June 30, 2008, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2008, that are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents its notional amount and weighted-average interest rate by its expected contractual maturity date.

	Expected Maturity Date
	Remainder							Fair Value
	of							Asset /
	2008	2009	2010	2011	2012	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	—	—	—	—	—	287.3	287.3	(287.3)	3.1%

Interest Rate Swap:
Contract Amount (2)(3)	—	—	—	—	—	100.0	100.0	(7.8)	5.6%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our floating-rate debt, and the average fixed pay rate for the interest rate swap agreement, which excludes the margin we paid on the floating-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable receive rate for the interest rate swap is set quarterly at the three-month LIBOR.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at June 30, 2008, we had not entered into any freight forward agreements, although we may do so in the future.

TEEKAY TANKERS LTD.
JUNE 30, 2008
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Dated: November 27, 2008	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)